Shacksbury Holdings, Inc.

Shacksbury

ANNUAL REPORT

75 Meigs Rd

Vergennes, VT 05491

(802) 989-9892

https://www.shacksbury.com/

This Annual Report is dated April 23, 2025.

BUSINESS

Shackbury Holdings Inc., formerly known as Shacksbury Inc., dba Shacksbury Cider ("Shacksbury" or the "Company"), is a Vermont C-corp that manufactures hard cider, wine, and non-alcoholic beverages primarily for wholesale, with some direct to consumer sales via a tasting room and online shop.
We sell to multiple states, however our largest markets are Vermont, New York, Texas, and Pennsylvania. Shacksbury is known for premium, innovative products, and our target demographic skews younger and female. In 2021 we transitioned our core ciders to USDA certified organic.

We also offer contract manufacturing services to other beverage brands.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $240,482.46

Number of Securities Sold: 135,766

Use of proceeds: Operating Capital

Date: April 9, 2024

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Revenue

Revenue for fiscal year 2024 was $3,312,884, up from $3,176,466 in fiscal year 2023.

The Shacksbury brand revenue grew 10% in 2024 while co-pack revenue was flat. We saw growth among all key distributors with the exception of Texas, down roughly 10%, due to a number of factors including rep turnover and our sales manager going on extended leave.

We are happy to report continued strong growth (double digit YoY) at Whole Foods and Trader Joes, as velocity and store counts are both up. These chains are key focus of our sales and marketing efforts.

We signed three new distributors this year including Southern California, Colorado, and DC/DE/MD.

Cost of Sales

Consumables were down 12% due to bulk purchasing and fewer production losses.

Wages were down slightly (4%), while the largest impact on cost of goods was the purchase of a second filler, which allowed us to avoid about $200,000 in contract packaging fees paid to Iron Heart canning, a mobile canning company who we contracted with to augment our filling capacity.

In total, our COGS were down 24% despite a 4.3% increase in revenue.

Gross Margins

Significantly lower COGS, combined with increased revenue meant our gross margin increased by 33%.

Expenses

G&A spending was reduced by 8% due mostly to reduced legal and professional fees.

Sales spending was up 8% due to an increase in wages, mostly corresponding to commission on increased sales.

Marketing spending was 18% as a result of our brand ambassador program, which mostly consists of in-store demos focused on Whole Foods and HEB.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of increased profitability, reduced investing activities, and reduced financing activities. Past cash was primarily generated through sales and equity investments. Our goal is to generate positive cash flow from operating activities that can cover debt service in the next 12-24 months. We believe this is achievable based on sales and profitability trends over the past 3 years.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $99,048.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: Ally financial

Amount Owed: $13,006

Interest Rate: 7.31%

Maturity Date: December 30, 2027

Creditor: US Small Business Administration

Amount Owed: $500,000.00

Interest Rate: 3.75%

Maturity Date: May 27, 2050

Creditor: M&T Bank

Amount Owed: $89,640

Interest Rate: 5.25%

Maturity Date: September 15, 2026

Creditor: Vermont Economic Development Authority

Amount Owed: $52,622

Interest Rate: 9.75%

Maturity Date: December 19, 2026

Creditor: Vermont Economic Development Authority

Amount Owed: $44524

Interest Rate: 5.63%

Maturity Date: March 06, 2026

Creditor: Addison County Economic Development Authority

Amount Owed: $29,580

Interest Rate: 5.0%

Maturity Date: July 01, 2027

Creditor: Addison County Economic Development Authority

Amount Owed: $60672

Interest Rate: 5.0%

Maturity Date: September 01, 2026

Creditor: Addison County Economic Development Authority

Amount Owed: $28,463

Interest Rate: 5.0%

Maturity Date: June 01, 2025

Creditor: Vermont Industrial Parks

Amount Owed: $440,520

Interest Rate: 5.5%

Maturity Date: July 01, 2030

Creditor: Investor

Amount Owed: $501,319

Interest Rate: 6.0%

Maturity Date: November 01, 2027

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Colin Davis

Colin Davis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder and President

Dates of Service: January, 2013 - Present

Responsibilities: Colin handles most financial and legal matters. He also oversees purchasing, manufacturing, and creative. $80,000 / year salary. No equity compensation.

Position: Board Member

Dates of Service: June, 2013 - Present

Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

Name: David Dolginow

David Dolginow's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, Vice President

Dates of Service: June, 2013 - Present

Responsibilities: David oversees all sales and distribution matters, as well as, HR, fundraising. $80,000 annual salary. No equity compensation.

Position: Board Chair

Dates of Service: June, 2013 - Present

Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

Name: Elizabeth Tilton

Elizabeth Tilton's current primary role is with Oyster Sunday. Elizabeth Tilton currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: August, 2017 - Present

Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

Other business experience in the past three years:

Employer: Oyster Sunday

Title: Founder

Dates of Service: October, 2019 - Present

Responsibilities: President/CEO

Other business experience in the past three years:

Employer: W&P Design

Title: Head of Brand

Dates of Service: January, 2015 - January, 2019

Responsibilities: Identifying and executing W&P's creative (graphic design, copy, video, and photography), digital marketing, e-commerce, partnerships, events, public relations, social media, and digital advertisement.

Name: Gregory Gatti

Gregory Gatti's current primary role is with Coconut Cartel. Gregory Gatti currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: March, 2021 - Present

Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

Other business experience in the past three years:

Employer: WhistlePig Whiskey

Title: Vice President, Sales and Global Strategy

Dates of Service: February, 2019 - Present

Responsibilities: Sales, M&A, Brand Strategy

Other business experience in the past three years:

Employer: WhistlePig Whiskey

Title: Chief of Sales

Dates of Service: November, 2017 - February, 2019

Responsibilities: Sales strategy

Other business experience in the past three years:

Employer: Coconut Cartel

Title: COO

Dates of Service: September, 2023 - Present

Responsibilities: Operations

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Colin Davis

Amount and nature of Beneficial ownership: 584,837

Percent of class: 16.2

Title of class: Common Stock

Stockholder Name: David Dolginow

Amount and nature of Beneficial ownership: 584,837

Percent of class: 16.2

RELATED PARTY TRANSACTIONS

Loan from Princial Security Holder's spouse in the following amount:

Creditor: Investor

Amount Owed: $501,319

Interest Rate: 6.0%

Maturity Date: November 01, 2027

OUR SECURITIES

Common Stock

The amount of security authorized is 7,000,000 with a total of 3,618,257 shares outstanding.

Voting Rights

One Vote Per Share

Material Rights

The total number of shares outstanding on a fully diluted basis, 3,868,257 shares, includes 3,618,257 shares of Common Stock (which includes 2,999,980 shares of Common Stock, 39,069 of issued options, and 210,931 shares of options reserved but unissued) and 618,277 shares of Non-Voting Common Stock.

Non-Voting Common Stock

The amount of security authorized is 2,400,000 with a total of 618,277 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis, 3,868,257 shares, includes 3,618,257 shares of Common Stock (which includes 2,999,980 shares of Common Stock, 39,069 of issued options, and 210,931 shares of options reserved but unissued) and 618,277 shares of Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the

Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Non-voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The non-voting common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Shacksbury Holdings Inc was formed on June 1, 2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Shacksbury Holdings Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Regulatory Our activities are regulated at the state and federal level. We have found inconsistent interpretations of statute at both levels. We try our best to remain compliant, however there is some risk of non-compliance based on our ignorance or misinterpretation of the law. Excise Tax We submit regular reports to the TTB explaining winery, brewery, and distilled spirits activities. Despite our best efforts, there is some risk that an audit would uncover errors in reporting that would result in penalties or additional taxes owed.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2025.

Shacksbury Holdings, Inc.

By   /s/ *Colin Davis*

　　Name: Shacksbury Holdings, In..

　　Title: President

Exhibit A

FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

Shacksbury Holdings Inc. was formed on July 7, 2013 ("Inception") in the State of Vermont. The financial statements of Shacksbury Holdings, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Vergennes, VT.

Shacksbury Holdings Inc is an organic hard cider brand based in Vermont. We are positioned on the premium or ultra-premium end of the hard cider market and make typically less-sweet ciders with innovative flavors and designs. We also contract manufacturing services for other alcoholic and non-alcoholic beverage brands.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from services or products being delivered to customers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Vermont, California, Texas, and New York state jurisdictions. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for tax returns filed for the yeras 2022 – 2024. all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Creditor: Ally financial
Amount Owed: $13,006
Interest Rate: 7.31%
Maturity Date: December 30, 2027

Creditor: US Small Business Administration
Amount Owed: $500,000.00

Interest Rate: 3.75%
Maturity Date: May 27, 2050

Creditor: M&T Bank
Amount Owed: $89,640
Interest Rate: 5.25%
Maturity Date: September 15, 2026

Creditor: Vermont Economic Development Authority
Amount Owed: $52,622
Interest Rate: 9.75%
Maturity Date: December 19, 2026

Creditor: Vermont Economic Development Authority
Amount Owed: $44524
Interest Rate: 5.63%
Maturity Date: March 06, 2026

Creditor: Addison County Economic Development Authority
Amount Owed: $29,580
Interest Rate: 5.0%
Maturity Date: July 01, 2027

Creditor: Addison County Economic Development Authority
Amount Owed: $60,672
Interest Rate: 5.0%
Maturity Date: September 01, 2026

Creditor: Addison County Economic Development Authority
Amount Owed: $28,463
Interest Rate: 5.0%
Maturity Date: June 01, 2025

Creditor: Vermont Industrial Parks
Amount Owed: $440,520
Interest Rate: 5.5%
Maturity Date: July 01, 2030

Creditor: Investor
Amount Owed: $501,319
Interest Rate: 6.0%
Maturity Date: November 01, 2027

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. We have a property lease through 2030, as well as several capital equipment leases totaling $426,463.74. We have no other material short of long term commitments or contingencies.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 7,000,000 shares of our common stock with par value of $0.001 As of 12/31/2024 the company has currently issued 3,618,257 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Loan from Princial Security Holder's spouse in the following amount:

Creditor: Investor/Spouse

Amount Owed: $501,319

Interest Rate: 6.0%

Maturity Date: November 01, 2027

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022 through December 31, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Shacksbury

Balance Sheet

As of December 31, 2024

	TOTAL	
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)
ASSETS	$1,805,757.54	$1,590,187.44
LIABILITIES AND EQUITY		
Liabilities	$2,882,886.38	$2,870,023.56
Equity	$ -1,077,128.84	$ -1,279,836.12
TOTAL LIABILITIES AND EQUITY	$1,805,757.54	$1,590,187.44

Shacksbury

Profit and Loss

January - December 2024

	TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PY)
Income	**$3,312,883.73**	**$3,176,465.63**
Cost of Goods Sold	**$2,287,949.32**	**$2,404,160.74**
GROSS PROFIT	**$1,024,934.41**	**$772,304.89**
Expenses		
65000 Operating Exps		
65100 G & A	**433,670.24**	**473,887.14**
65200 S & M	**336,695.09**	**311,757.79**
Total 65000 Operating Exps	**770,365.33**	**785,644.93**
Total Expenses	**$770,365.33**	**$785,644.93**
NET OPERATING INCOME	**$254,569.08**	**$ -13,340.04**
Other Income		
62700 AMEX Rewards Points	3,180.14	
Credit Card Cash Back Rewards		1.80
Grant and Loan Forgiveness Income	15,250.00	192,165.00
Other Income	2,924.41	-1,160.05
Total Other Income	**$21,354.55**	**$191,006.75**
Other Expenses		
Unrealized Gain or Loss	0.00	0.00
62400 Depreciation Expense	134,002.00	282,329.77
70000 Interest Expense	**120,086.10**	**121,438.34**
77000 Foreign Currency Exchange	857.18	810.09
Amortization Expense		4,878.74
Corporate Taxes	2,000.00	1,719.00
Gain or Loss on Sale of Assets		158,562.22
Inventory Write-Off	30,278.28	
R&D	307.00	1,261.70
Reconciliation Discrepancies-1		-175.87
Total Other Expenses	**$287,530.56**	**$570,823.99**
NET OTHER INCOME	**$ -266,176.01**	**$ -379,817.24**
NET INCOME	**$ -11,606.93**	**$ -393,157.28**

Shacksbury

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-11,606.93
Adjustments to reconcile Net Income to Net Cash provided by operations:	**-144,284.12**
Net cash provided by operating activities	**$ -155,891.05**
INVESTING ACTIVITIES	**$ -193,396.33**
FINANCING ACTIVITIES	**$380,670.20**
NET CASH INCREASE FOR PERIOD	**$31,382.82**
Cash at beginning of period	67,664.86
CASH AT END OF PERIOD	**$99,047.68**

Statement of Changes in Equity

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Beginning Balance - Shares purchased	3,482,491	3,482	$3,961,099.59	$ (3,979,958)	$ (15,376.81)
Net income (loss)	-	-	-	(782,971)	$ (782,971.00)
31-Dec-22	3,482,491	$ 3,482	$ 3,961,100	$ (4,762,929)	$ (798,348)
Net income (loss)	-	-	-	(391,885)	(391,885)
31-Dec-23	3,482,491	$ 3,482	$ 3,961,100	$ (5,154,814)	$ (1,190,233)
Shares issued for cash	135,766	136	240,346	-	240,482
Net income (loss)	-	-	-	(11,607)	(11,607)
31-Dec-24	3,618,257	$ 3,618	$ 4,201,446	$ (5,166,421)	$ (961,357)

Cell: N4
Note: davidg:
    If totals are positive numbers, change to "Retained Earnings"

Cell: P4
Note: davidg:
    If totals are positive, changed to "Stockholders' Equity"

I, Colin Davis, the President of Shacksbury Holdings Inc, hereby certify that the financial statements of Shacksbury Holdings Inc. and notes thereto for the periods ending Dec 31, 2023 and Dec 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Shacksbury Holdings Inc has not yet filed its federal tax return for 2024. For the year 2023 the amounts reported on our tax returns were total income of $804,925; taxable income of -$187,131 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 16th of April, 2025.

_____ (Signature)

President

4/16/2025

CERTIFICATION

I, Colin Davis, Principal Executive Officer of Shacksbury Holdings, Inc., hereby certify that the financial statements of Shacksbury Holdings, Inc. included in this Report are true and complete in all material respects.

Colin Davis

President